ARS

P.E.
12-31-02


03056953


CRONOS

0-27496


SEC MAIL PROCESSING
RECEIVED
APR 28 2003
WASH. D.C.
187
SECTION

Cronos Global Income Fund XVI, L.P.

2002 Annual Report

April 30, 2003

To The Limited Partners in Cronos Global Income Fund XVI, L.P.:

This past year was quite an interesting one for the container leasing industry and your Partnership. At the beginning of 2002, utilization for the Partnership's dry cargo container fleet was at 74%, and we were bracing ourselves for another year of subdued lease demand. However, for several different reasons, imports into the U.S. from Asia unexpectedly began to increase early in the year, and the rise in demand for leased containers exceeded our initial expectations throughout 2002. I am pleased to report that, at the end of 2002, utilization for the Partnership's dry cargo container fleet stood at slightly more than 87%. These positive results can be attributed to several factors that produced a rapid recovery in demand.

- Trade volumes started to increase at the end of the first quarter of 2002 as retailers began to re-stock consumer items that were allowed to dwindle after 9/11. Although manufacturing activity in the U.S. and Europe was stagnant throughout most of the year, the transfer of production to China, in particular, contributed to the growing trade volumes in the trans-Pacific routes.

- In the U.S., an aggressive repositioning program put equipment where our customers needed it most. We were able to move equipment from low demand locations to areas where, in some cases, our customers picked up containers directly from the ship.

- Anticipation of a strike at U.S. West Coast ports provided an additional boost in demand for container leasing as exporters and importers arranged for early shipments to lessen the potential for logistical disruptions. During the ensuing 10-day lockout of longshoremen, containers could not be emptied on a timely basis, delaying their return and forcing the shipping lines to lease more containers to manage their short-term needs. The number of containers that had been stockpiled around the world quickly diminished, with shortages in evidence at many key Asian locations.

The outlook for our business this year is difficult to forecast due to contradictory factors, as it is currently dependent on many issues over which we have little control. We continue to see strong demand for our containers, yet on-going concerns about the slow pace of recovery in the economy, the war in Iraq, instability in other geopolitical areas, rising energy prices, and a record deficit in the U.S. point to short-term uncertainties with respect to the growth in world trade and its consequent effect on our business. Such uncertainties tend to negatively impact consumer demand and business spending, and hence, the growth volume of world trade.

Nonetheless, we believe that we are now in a better position to deal with the repercussions of such events. Our shorter-term master leases have, in recent years, increasingly included limitations on redelivery in the U.S. as well as higher drop-off charges, both of which should help soften any increase in redelivery of equipment.

In closing, I would like to express my appreciation for your continued support of our efforts this past year in furthering the Partnership's objectives.

Respectfully submitted,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

Selected Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Net lease revenue	$ 2,794,199	$ 2,884,037	$ 3,563,609	$ 2,661,170	$ 3,021,343
Net income	$ 671,919	$ 658,243	$ 1,432,067	$ 1,014,965	$ 1,435,413
Net income per unit of limited partnership interest	$ 0.38	$ 0.35	$ 0.82	$ 0.56	$ 0.82
Cash distributions per unit of limited partnership interest	$ 0.92	$ 1.15	$ 1.60	$ 1.54	$ 1.50
At year-end:					
Total assets	$ 23,177,983	$ 24,889,490	$ 27,024,135	$ 23,627,945	$ 25,208,928
Partners' capital	$ 20,226,433	$ 21,094,654	$ 22,365,835	$ 23,627,945	$ 25,208,928

(This Page Intentionally Left Blank)

Independent Auditors' Report

The Partners
Cronos Global Income Fund XVI, L.P.

We have audited the accompanying balance sheets of Cronos Global Income Fund XVI, L.P. (the "Partnership") as of December 31, 2002 and 2001, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
February 14, 2003

Balance Sheets
As of December 31,

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents, includes $1,299,262 in 2002 and $1,280,929 in 2001 in interest-bearing accounts (note 3)	$ 1,561,006	$ 1,295,929
Net lease receivables due from Leasing Company (notes 1 and 4)	262,801	222,804
Total current assets	1,823,807	1,518,733
Container rental equipment, at cost	31,626,992	31,734,297
Less accumulated depreciation	11,093,592	9,205,547
Net container rental equipment (note 1)	20,533,400	22,528,750
Other assets	820,776	842,007
Total assets	$ 23,177,983	$ 24,889,490
Liabilities and Partners' Capital		
Current liabilities:		
Interest payable	$ 9,450	$ 12,136
Current portion of equipment debt (note 5)	840,600	840,600
Total current liabilities	850,050	852,736
Equipment debt less current portion (note 5)	2,101,500	2,942,100
Total liabilities	2,951,550	3,794,836
Partners' capital (deficit):		
General partner	(34,817)	(27,315)
Limited partners (note 9)	20,261,250	21,121,969
Total partners' capital	20,226,433	21,094,654
Total liabilities and partners' capital	$ 23,177,983	$ 24,889,490

The accompanying notes are an integral part of these statements.

Statements of Operations
For the Years Ended December 31,

	2002	2001	2000
Net lease revenue (notes 1 and 8)	$ 2,794,199	$ 2,884,037	$ 3,563,609
Other operating income (expenses):			
Depreciation and amortization (notes 1 and 4)	(1,948,815)	(1,925,882)	(1,824,630)
Other general and administrative expenses	(69,903)	(91,431)	(82,336)
Net gain (loss) on disposal of equipment	1,192	10,857	(3,402)
	(2,017,526)	(2,006,456)	(1,910,368)
Income from operations	776,673	877,581	1,653,241
Other income (expense):			
Interest income	20,796	49,062	79,797
Interest expense	(125,550)	(268,400)	(300,971)
	(104,754)	(219,338)	(221,174)
Net income	$ 671,919	$ 658,243	$ 1,432,067
Allocation of net income:			
General partner	$ 66,276	$ 94,507	$ 122,087
Limited partners	605,643	563,736	1,309,980
	$ 671,919	$ 658,243	$ 1,432,067
Limited partners' per unit share of net income	$ 0.38	$ 0.35	$ 0.82

The accompanying notes are an integral part of these statements.

Statements of Partners' Capital
For the Years Ended December 31, 2002, 2001 and 2000

	Limited Partners	General Partner	Total
Balances at January 1, 2000	$ 23,640,675	$ (12,730)	$ 23,627,945
Net income	1,309,980	122,087	1,432,067
Cash distributions	(2,559,469)	(134,708)	(2,694,177)
Balances at December 31, 2000	22,391,186	(25,351)	22,365,835
Net income	563,736	94,507	658,243
Cash distributions	(1,832,953)	(96,471)	(1,929,424)
Balances at December 31, 2001	21,121,969	(27,315)	21,094,654
Net income	605,643	66,276	671,919
Cash distributions	(1,466,362)	(73,778)	(1,540,140)
Balances at December 31, 2002	$ 20,261,250	$ (34,817)	$ 20,226,433

The accompanying notes are an integral part of these statements.

Statements of Cash Flows
For the Years Ended December 31,

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 671,917	$ 658,243	$ 1,432,067
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	1,948,815	1,925,882	1,824,630
Net (gain) loss on disposal of equipment	(1,192)	(10,857)	3,402
(Increase) decrease in net lease receivables due from Leasing Company	(69,589)	52,242	209,792
(Decrease) increase in interest payable	(2,696)	(22,864)	35,000
Total adjustments	1,875,348	1,944,403	2,072,824
Net cash provided by operating activities	2,547,265	2,602,646	3,504,891
Cash flows from investing activities:			
Proceeds from sale of container rental equipment	98,552	83,688	108,268
Purchases of container rental equipment	-	-	(5,309,840)
Acquisition fees paid to general partner	-	-	(13,312)
Net cash provided by (used in) investing activities	98,552	83,688	(5,214,884)
Cash flows from financing activities:			
Proceeds from issuance of term debt	-	-	5,043,600
Repayments of term debt	(840,600)	(840,600)	(420,300)
Cash deposits (restricted)	-	-	(750,000)
Payment of loan origination costs	-	-	(77,396)
Distributions to partners	(1,540,140)	(1,929,424)	(2,694,177)
Net cash (used in) provided by financing activities	(2,380,740)	(2,770,024)	1,101,727
Net increase (decrease) in cash and cash equivalents	265,077	(83,690)	(608,266)
Cash and cash equivalents at beginning of year	1,295,929	1,379,619	1,987,885
Cash and cash equivalents at end of year	$ 1,561,006	$ 1,295,929	$ 1,379,619
Supplementary disclosure of cash flow information:			
Cash paid during the year for interest	$ 129,514	$ 291,264	$ 265,971

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

Cronos Global Income Fund XVI, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of California on September 1, 1995, for the purpose of owning and leasing marine cargo containers, special purpose containers and container related equipment worldwide to ocean carriers. To this extent, the Partnership's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Partnership's leases generally require all payments to be made in United States currency.

Cronos Capital Corp. ("CCC") is the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), manages the business of the Partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with CCC. The Partnership shall continue until December 31, 2015, unless terminated sooner upon the occurrence of certain events.

The Partnership commenced operations on March 29, 1996, when the minimum subscription proceeds of $2,000,000 were received from over 100 subscribers (excluding from such count Pennsylvania residents, the general partner, and all affiliates of the general partner). On February 3, 1997, CCC suspended the offer and sale of units in the Partnership. The offering terminated on December 27, 1997, at which time 1,599,667 limited partnership units had been sold.

(b) Leasing Company and Leasing Agent Agreement

A Leasing Agent Agreement exist between the Partnership and the leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. Since the Leasing Agent Agreement meets the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, it is accounted for as a lease under which the Partnership is lessor and the Leasing Company is lessee.

The Leasing Agent Agreement generally provides that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company. The Leasing Company leases containers to ocean carriers, generally under operating leases which are either master leases or term leases (mostly one to five years). Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Most containers are leased to ocean carriers under master leases; leasing agreements with fixed payment terms are not material to the financial statements. Since there are no material minimum lease rentals, no disclosure of minimum lease rentals is provided in these financial statements.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 5 for discussion regarding net lease receivables) subject the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, are remitted by the Leasing Company to the Partnership three to four times per month. The Partnership has historically never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership utilizes the accrual method of accounting. Net lease revenue is recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue is generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

(e) Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The most significant estimates included within the financial statements are the container rental equipment estimated useful lives and residual values, and the estimate of future cash flows from container rental equipment operations, used to determine the adequacy of the carrying value of container rental equipment in accordance with SFAS No. 144. Considerable judgment is required in estimating future cash flows from container rental equipment operations. Accordingly, the estimates may not be indicative of the amounts that may be realized in future periods. As additional information becomes available in subsequent periods, reserves for the impairment of the container rental equipment carrying values may be necessary based upon changes in market and economic conditions.

(f) Allocation of Net Income or Loss and Partnership Distributions

Net income or loss has been allocated between general and limited partners in accordance with the Partnership Agreement.

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are paid to its partners (general and limited) from distributable cash from operations, allocated 95% to the limited partners and 5% to the general partner. Distributions of sales proceeds are allocated 99% to the limited partners and 1% to the general partner. The allocations remain in effect until such time as the limited partners have received from the Partnership aggregate distributions in an amount equal to their capital contributions plus an 8% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions will be allocated 85% to the limited partners and 15% to the general partner. Cash distributions from operations to the general partner in excess of 5% of distributable cash will be considered an incentive fee and will be recorded as compensation to the general partner, with the remaining distributions from operations charged to partners' capital.

(g) Acquisition Fees

Pursuant to the Partnership Agreement, acquisition fees paid to CCC are based on 5% of the equipment purchase price. These fees are capitalized and included in the cost of the rental equipment.

(h) Container Rental Equipment

Container rental equipment is depreciated using the straight-line method. Depreciation policies are also evaluated to determine whether subsequent events and circumstances warrant revised estimates of useful lives. Effective June 1, 2001, the estimated depreciable life was changed from a twelve-year life to a fifteen-year life and the estimated salvage value was changed from 30% to 10% of the original equipment cost. The effect of these changes is an increase to depreciation expense of approximately $33,300 and $45,000 for 2002 and 2001, respectively.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was adopted by the Partnership effective January 1, 2002, without a significant impact on its financial statements. In accordance with SFAS No. 144, container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. An analysis is prepared each quarter projecting future cash flows from container rental equipment operations. Current and projected utilization rates, per-diem rental rates, direct operating expenses, fleet size and container disposals are the primary variables utilized by the analysis. Additionally, the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, and as a result, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed. There were no impairment charges to the carrying value of container rental equipment during 2002, 2001 and 2000.

(i) Income Taxes

The Partnership is not subject to income taxes, consequently no provision for income taxes has been made. The Partnership files federal and state an annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(j) Financial Statement Presentation

The Partnership has determined that, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

(k) New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. The Registrant does not consider the provisions of SFAS 146 to have any effect on its financial position or results of operations.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. Management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

The Partnership derives revenues from dry cargo containers, refrigerated containers and tank containers. As of December 31, 2002, the Partnership owned 4,449 twenty-foot, 1,483 forty-foot and 1,740 forty-foot high-cube marine dry cargo containers, as well as 87 twenty-foot and 298 forty-foot refrigerated high-cube cargo containers, and 52 twenty-four thousand-liter tanks. A summary of gross lease revenue earned by the Leasing Company, on behalf of the Partnership, by product, for the years ended December 31, 2002, 2001 and 2000 follows:

	2002	2001	2000
Dry cargo containers	$ 2,690,436	$ 2,756,538	$ 3,228,347
Refrigerated containers	1,260,091	1,360,471	1,424,639
Tank containers	134,767	150,950	156,837
Total	$ 4,085,294	$ 4,267,959	$ 4,809,823

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, it is impracticable to provide the geographic area information.

The Partnership is not dependent upon any particular customer or group of customers of the Leasing Company. Only one single sub-lessee of the Leasing Company accounts for more than 10% of the Partnership's revenue. This customer, APL, generated approximately 10% or $419,635 of the Leasing Company's rental revenue earned during 2002 on behalf of the Partnership. One single sub-lessee of the Leasing Company, COSCO, generated approximately 11% or $471,775 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2001. One sub-lessee of the Leasing Company, COSCO, generated approximately 12% or $535,208 of the rental revenue earned on behalf of the Registrant during 2000.

(3) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly-liquid first-tier securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents are carried at cost which approximates fair value, and at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(4) Net Lease Receivables Due from Leasing Company

Net lease receivables due from the Leasing Company are determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable to CCC and its affiliates from the rental billings earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership as well as proceeds earned from container disposals. Net lease receivables at December 31, 2002 and 2001 were as follows:

	December 31, 2002	December 31, 2001
Gross lease receivables	$ 739,597	$ 793,868
Less:		
Direct operating payables and accrued expenses	282,855	365,435
Damage protection reserve (note 7)	41,291	47,883
Base management fees payable	96,463	102,576
Reimbursed administrative expenses	16,002	16,328
Allowance for doubtful accounts	40,185	38,842
Net lease receivables	$ 262,801	$ 222,804

(5) Equipment Debt

As of December 31, 2002, the Partnership's existing term loan debt was $2,942,100 plus estimated accrued interest of $9,450. On March 30, 2000, the Partnership borrowed $5,043,600 under a term loan for the purpose of acquiring additional equipment. The loan will be repaid in 14 remaining equal quarterly installments plus interest, through May 31, 2006. Interest accrues at the rate of 1.75% above the LIBOR rate which is calculated on the first day of each quarterly interest period. During 2002, 2001 and 2000, the interest rates ranged from 3.18% to 3.85%, 3.85% to 8.50% and 7.88% to 8.58%, respectively. The loan is secured by containers owned by the Partnership, as well as, any income generated in connection with the containers including lease revenue and sales proceeds. A restricted deposit of $750,000 is held in an account with the lender as additional collateral.

As of December 31, 2002, the estimated fair value of the term loan debt was $2,904,542. The fair value of the term loan has been calculated using the market rates prevailing at December 31, 2002.

(6) Damage Protection Plan

The Leasing Company offers a repair service to several lessees of the Partnership's containers, whereby the lessee pays an additional rental fee for the convenience of having the Partnership incur the repair expense for containers damaged while on lease. This fee is recorded as revenue when earned according to the terms of the rental contract. An accrual has been recorded to provide for the estimated costs incurred by this service. This accrual is a component of net lease receivables due from the Leasing Company (see note 4). The Partnership is not responsible in the event repair costs exceed predetermined limits, or for repairs that are required for damages not defined by the damage protection plan agreement.

(7) Net Lease Revenue

Net lease revenue is determined by deducting direct operating expenses, base management fees and reimbursed administrative expenses to CCC and its affiliates from the rental revenue earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for 2002, 2001 and 2000:

	2002	2001	2000
Rental revenue	$ 4,085,294	$ 4,267,959	$ 4,809,823
Less:			
Rental equipment operating expenses	816,017	892,245	712,192
Base management fees (note 9)	280,696	295,533	324,549
Reimbursed administrative expenses (note 9):			
Salaries	136,063	131,987	140,759
Other payroll related expenses	15,037	13,388	12,896
General administrative expenses	43,282	50,769	55,818
Net lease revenue	$ 2,794,199	$ 2,884,037	$ 3,563,609

(8) Compensation to General Partner and its Affiliates

Base management fees are equal to 7% of gross lease revenues attributable to operating leases pursuant to the Partnership Agreement. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. The following compensation was paid or will be paid by the Partnership to CCC or its affiliates:

	2002	2001	2000
Base management fees	$ 280,696	$ 295,533	$ 324,549
Reimbursed administrative expenses	194,382	196,144	209,473
Acquisition fees	-	-	13,312
	$ 475,078	$ 491,677	$ 547,334

(9) Limited Partners' Capital

Being in the year 2002, cash distributions made to the limited partners included distributions of proceeds from equipment sales in the amount of $79,985. This distribution, as well as cash distributions from operations, are used in determining "Adjusted Capital Contributions" as defined by the Partnership Agreement.

The limited partners' per unit share of capital at December 31, 2002, 2001 and 2000 was $13, $13 and $14, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 1,599,667, the total number of limited partnership units.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The Registrant's primary objective is to generate cash flow from operations for distribution to its limited partners. Aside from the initial working capital reserve retained from gross subscription proceeds (equal to approximately 1% of such proceeds), the Registrant relies primarily on net lease revenue receipts to meet this objective. No credit lines are maintained to finance working capital.

During 2000, the Registrant borrowed $5,043,600 under a term loan for the purpose of acquiring additional equipment. The term loan was obtained from one lending source allowing the Registrant to take advantage of equipment purchasing opportunities pursuant to the Registrant's agreement. The loan, due to expire in the year 2006, is scheduled to be repaid in 14 remaining quarterly installments from the Registrant's cash generated from operations with $840,600 to be paid during 2003 and $2,101,500 to be paid during the years 2004 through 2006. Additionally, as a condition to the loan's initial closing, the Registrant was required to place a restricted deposit of $750,000 in an account with the lender. Interest on this deposit is remitted to the Registrant on a quarterly basis. This deposit is reflected as part of the Registrant's Other Assets.

Cash distributions from operations are allocated 5% to the general partner and 95% to the limited partners. Distributions of sales proceeds are allocated 1% to the general partner and 99% to the limited partners. This sharing arrangement will remain in place until the limited partners have received aggregate distributions in an amount equal to their capital contributions plus an 8% cumulative, compounded (daily) annual return on their adjusted capital contributions. Thereafter, all distributions will be allocated 15% to the general partner and 85% to the limited partners, pursuant to Section 6.1(b) of the Registrant's Partnership Agreement.

From inception through February 28, 2003, the Registrant has distributed $13,915,372 in cash from operations and $79,985 in cash from container sales proceeds to its limited partners. This represents total distributions of $13,995,357, or 44% of the limited partners' original invested capital. Distributions are paid monthly based primarily on each quarter's cash flow from operations. Monthly distributions are also affected by periodic increases or decreases to working capital reserves, as deemed appropriate by the general partner. Sales proceeds distributed to its partners fluctuate in subsequent periods reflecting the level of container disposals.

At December 31, 2002, the Registrant had $1,561,006 in cash and cash equivalents, an increase of $265,077 and $181,387 from cash balances at December 31, 2001 and 2000, respectively. The Registrant invests its working capital, as well as cash flows from operations and the sale of containers that have not yet been distributed to CCC or its limited partners in money market funds.

Cash from Operating Activities: Net cash provided by operating activities was $2,547,265 and $2,602,646 during 2002 and 2001, respectively, primarily generated from the billing and collection of net lease revenue.

Cash from Investing Activities: Net cash provided by investing activities during 2002 and 2001 included proceeds generated from the sale of rental equipment of $98,552 and $83,688, respectively.

Cash from Financing Activities: During 2002, net cash used in financing activities was $2,380,740, as compared to $2,770,024 during 2001. The net cash used by financing activities during 2002 was comprised of $1,540,140 in distributions to the Registrant's general and limited partners, as well as $840,600 in repayments of term debt. In comparison, during 2001, net cash used in financing activities was $2,770,024 which was comprised of distributions to the Registrant's general and limited partners, totaling $1,929,424 and the repayment of term debt totaling $840,600. The loan, due to expire in the year 2006, is scheduled to be repaid in 14 remaining quarterly installments from the Registrant's cash generated from operations.

Results of Operations

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

A Leasing Agent Agreement ("Agreement") exists between the Registrant and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Registrant. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Registrant's containers to ocean carriers, and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Registrant, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. At December 31, 2002, 98% of the original equipment remained in the Registrant's fleet, compared to 99% at December 31, 2001. The following chart summarizes the composition of the Registrant's fleet (based on container type) at December 31, 2002.

	Dry Cargo Containers			Refrigerated Containers		Tank Containers
	20-Foot	40-Foot	40-Foot High-Cube	20-Foot	40-Foot High-Cube	24,000-Liter
Containers on lease:						
Master lease	2,396	574	680	32	80	12
Term lease (1-5 years)	1,446	663	915	53	214	24
Subtotal	3,842	1,237	1,595	85	294	36
Containers off lease	607	246	145	2	4	16
Total container fleet	4,449	1,483	1,740	87	298	52

	Dry Cargo Containers						Refrigerated Containers				Tank Containers	
	20-Foot		40-Foot		40-Foot High-Cube		20-Foot		40-Foot		24,000-Liter	
	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%
Total purchases	4,553	100%	1,500	100%	1,750	100%	90	100%	300	100%	52	100%
Less disposals	104	2%	17	1%	10	1%	3	3%	2	1%	-	-%
Remaining fleet at December 31, 2002	4,449	98%	1,483	99%	1,740	99%	87	97%	298	99%	52	100%

Improved market conditions for all container types and the implementation of several Leasing Company marketing initiatives during 2002 resulted in a 50% reduction in the Registrant's off-hire container inventories. Utilization increased from 74% at the beginning of the year to 87% at December 31, 2002.

Over the past two years, the slowdown and uneven recovery in the global economy has led to reduced levels of capital available for new container investment. The lower levels of new container production during 2001 and the first half of 2002 addressed, to some extent, the problems of container over-supply created by the higher levels of new container production achieved during 1999 and 2000. As a result, demand increased for the existing container fleets of leasing companies and shipping lines, including the Registrant's containers. During 2002, the surge in demand for existing containers contributed to reducing off-hire inventories primarily in Asia, and to a lesser extent Europe and North America. In many parts of Asia and particularly in the south eastern ports, the demand for cargo containers exceeded available supplies. To exploit such opportunities, the Leasing Company repositioned off-hire equipment to locations of greatest demand and pursued leasing opportunities through its global network of marketing resources.

The Registrant's average fleet size and utilization rates for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Fleet size (measured in twenty-foot equivalent units (TEU))			
Dry cargo containers	10,913	10,951	9,288
Refrigerated containers	683	686	687
Tank containers	52	52	52
Average utilization rates			
Dry cargo containers	82%	75%	83%
Refrigerated containers	96%	97%	98%
Tank containers	72%	77%	72%

Since December 2001, the combined per diem rate for the Registrant's fleet of dry cargo containers declined by approximately 14%. Most of this decline occurred in the first three months of 2002 and is attributable to three main factors:

1. Per diem rental rates decreased in correlation with the reduction of new container prices and interest rate levels;
2. The Leasing Company converted lease agreements with certain shipping lines from master to long-term lease, providing greater revenue stability but at lower lease rates than those earned under master leases; and,
3. The Leasing Company initiated new long term leases for older equipment resulting in lower per diem rates, while significantly reducing off-hire container inventory levels.

An improvement in lease per-diem rates is not expected until new container prices increase to much higher levels. The effect of the reduction in per diem rates, combined with the decline in the Registrant's fleet size, contributed to a reduction in gross rental revenue (a component of net lease revenue), but also contributed to significantly lower direct operating expenses due to the reduction in storage and other inventory related costs.

The demand for cargo containers has continued into early 2003. However, wide-ranging concerns remain about waning consumer confidence within the world's economies, a rise in oil prices, weak global stock markets, geopolitical concerns arising from uncertainties with Iraq and North Korea, as well as an increase in new container production, which may temper the current demand for leased containers.

Despite recent improvements in container leasing market conditions, the effect of the sporadic global economic recovery on the container leasing industry's customers, the shipping lines, coupled with their acquisition of new, larger container ships, has created a condition of excess shipping capacity. The uncertainty over the financial strength of the shipping industry appears to favor the larger more established shipping lines. The Registrant, CCC and the Leasing Company continue to remain cautious, as some shipping lines have reported operating losses during 2002. The financial impact of such losses on these shipping lines may eventually influence the demand for leased containers as some shipping lines may experience additional financial difficulties, consolidate or become insolvent. Although the ultimate outcome, as well as its impact on the container leasing industry and the Registrant's results of operations, is unknown, CCC, on behalf of the Registrant, will work closely with the Leasing Company to monitor outstanding receivables, collections, and credit exposure to various existing and new customers.

The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from rental revenues billed by the Leasing Company from the leasing of the Registrant's containers. Net lease revenue is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet.

Net lease revenue was $2,794,199 for the year ended December 31, 2002 compared to $2,884,037 for the prior year. The decrease was due to a $182,665 decline in gross rental revenue partially offset by a $76,228 decrease in rental equipment operating expenses from the year ended December 31, 2001. Gross rental revenue was impacted by lower per-diem rental rates. The decrease in direct operating expense was attributable to the Registrant's higher dry cargo container utilization rate in 2002, and its impact on activity based expenses such as storage and handling. Other components of net lease revenue, including management fees and reimbursed administrative expenses, were lower by a combined $16,599 when compared to 2001. This decline was attributable to the operating performance of the fleet.

Depreciation expense of $1,948,815 in 2002 was $22,933 greater than in 2001, primarily due to the change in depreciation estimates. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12-year life to a 15-year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $33,300 in the year 2002.

Other general and administrative expenses were $69,903 in 2002, a decrease of $21,528 or 24% when compared to 2001. Contributing to this decrease were reductions in professional fees, costs related to investor communications and net exchange rate losses.

Net gain on disposal of equipment was a result of the Registrant's disposal of 28 containers in 2002, as compared to 34 containers during 2001. These disposals resulted in a net gain of $1,192 for 2002, compared to $10,857 for 2001. The Registrant believes that the net gain on container disposals in 2002 was a result of various factors, including the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed. These factors will continue to influence the decision to repair or dispose of a container when it is returned by a lessee, as well as the amount of sales proceeds received and the related gain or loss on container disposals. The level of the Registrant's container disposals in subsequent periods will also contribute to fluctuations in the net gain or loss on disposals.

Interest expense of $125,550 for the year 2002 was $142,850 lower than the prior year. This decrease was attributable to lower interest rates and lower average term debt balances outstanding during the year.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Net lease revenue was $2,884,037 for the year 2001 compared to $3,563,609 for the prior year. The decrease was due to a $541,864 decline in gross rental revenue and a $180,053 increase in rental equipment operating expenses from the year 2000. Gross rental revenue was impacted by lower per-diem rental rates and lower combined fleet utilization rates. The increase in direct operating expense was attributable to the Registrant's lower dry cargo container utilization rate in 2001, and its impact on activity based expenses such as storage, handling and repair and maintenance. Other components of net lease revenue, including management fees and reimbursed administrative expenses, were lower by a combined $42,345 when compared to the year 2000. This decline was attributable to the operating performance of the fleet.

Depreciation expense of $1,925,882 in 2001 was $101,252 greater than in 2000, primarily due to a larger average fleet size. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12 year life to a 15 year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $45,000 in the year 2001.

Other general and administrative expenses were $91,431 in 2001, an increase of $9,095 or 11% when compared to 2000. Contributing to this increase were professional fees, costs related to investor communications and net exchange rate losses.

Net gain (loss) on disposal of equipment was a result of the Registrant disposing of 34 containers during 2001, as compared to 32 containers during 2000. These disposals resulted in a net gain of $10,857 for 2001, as compared to a net loss of $3,402 for 2000. The Registrant believes that the net loss on container disposals in 2001 was a result of various factors including the age, condition, suitability for continued leasing, as well as the geographic location of the containers when disposed.

CRONOS GLOBAL INCOME FUND XVI, L.P.
A California Limited Partnership

General Partner
Cronos Capital Corp.

Principal Office
One Front Street, 9th Floor
San Francisco, CA 94111

Officers of the
General Partner

Dennis J. Tietz
President and Chief Executive Officer

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

Board of Directors of the
General Partner

Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

John M. Foy
Director

Independent Accountants
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

10-K Report
A complete copy of the Fund's Form 10-K may be obtained without charge by writing to the General Partner.

Counsel
Greene Radovsky Maloney & Share LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100



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